UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ORBITAL TRACKING CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68558X 100
(CUSIP Number)

David Rector
1990 N. California Blvd
8th Floor
Walnut Creek, California 94596
(925) 287-6432
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With Copies To:
Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of Americas
New York, NY 10018
Tel: (212) 930-9700
Fax: (212) 930-9725

February 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68558X 100

1.	Name of Reporting Person

David Rector

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

    USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

27.2% (2)

14.	Type of Reporting Person (See Instructions)

IN

(1)
Includes 850,000 shares of common stock and options to purchase 2,150,000 shares of common stock.  The options have a term of 7 years and may be exercised at any time.  The 850,000 shares of common stock and options to purchase 2,150,000 shares of common stock are held by The David Stephen Group LLC, over which Mr. Rector has voting and dispositive power.

(2)	Based on 11,048,172 shares outstanding as of March 2, 2015.

CUSIP No. 68558X 100

1.	Names of Reporting Persons

The David Stephen Group LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,000,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

27.2% (2)

14.	Type of Reporting Person (See Instructions)

OO

(1)
Includes 850,000 shares of common stock and options to purchase 2,150,000 shares of common stock.  The options have a term of 7 years and may be exercised at any time.  The 850,000 shares of common stock and options to purchase 2,150,000 shares of common stock are held by The David Stephen Group LLC, over which Mr. Rector has voting and dispositive power.

(2)	Based on 11,048,172 shares outstanding as of March 2, 2015.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the common stock, $.0001 par value per share, of Orbital Tracking Corp., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1990 N. California Blvd., 8th Floor, Walnut Creek, California 94596.

Item 2.	Identity and Background

(a)	This statement is being filed by David Rector and The David Stephen Group LLC (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The Reporting Persons’ principal business address is 1990 N. California Blvd., 8th Floor, Walnut Creek, California 94596.

(c)
Since 1985, Mr. Rector has been the Principal of The David Stephen Group, which provides enterprise consulting services to emerging and developing companies in a variety of industries.  Mr. Rector is the Chief Financial Officer and a member of the Board of Directors of the Issuer.  He is the interim Chief Executive Officer and a member of the board of Sevion Therapeutics.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

On February 19, 2015 The David Stephen Group LLC was issued 850,000 shares of common stock and an option to purchase 2,150,000 shares of common stock at an exercise price of $0.05 per share as partial compensation for Mr. Rector’s services to the Company.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons beneficially own 3,000,000 shares of the Issuer’s common stock, which represents approximately 27.2% of the Issuer’s common stock.

(b)
Mr. Rector and The David Stephen Group LLC each may be deemed to hold shared voting and dispositive power over 850,000 shares of common stock and an option to purchase 2,150,000 shares of common stock.

(c)
On February 19, 2015 The David Stephen Group LLC was issued 850,000 shares of common stock and an option to purchase 2,150,000 shares of common stock at an exercise price of $0.05 per share.  The options have a term of 7 years and may be exercised at any time.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 3,000,000 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 19, 2015 The David Stephen Group LLC was issued 850,000 shares of common stock and an option to purchase 2,150,000 shares of common stock at an exercise price of $0.05 per share.  The options have a term of 7 years and may be exercised at any time.

Item 7.	Material to Be Filed as Exhibits

Joint filing agreement with The David Stephen Group LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2015	/s/ David Rector
David Rector

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement with The David Stephen Group LLC